SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No. 13)
                          --------------------



                        Advanced Detectors, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.01 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  007977101
           ----------------------------------------------------------
                                 (CUSIP Number)

                Nadine Shaoul, D.H. Blair Investment Banking Corp.
                44 Wall Street, New York, NY  10005 (212) 495-4163
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                             May 1, 1996
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 7 pages

CUSIP No.  007977101                 13D                   Page 2 of 7 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,834,621
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               161,820
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,834,621
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         161,820
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,112,201
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    52.1%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  007977101                 13D                   Page 3 of 7 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Holdings, Inc.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    HC

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  007977101                 13D           Page 4 of 7 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,834,621
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,834,621
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,834,621
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    45.7%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  007977101                 13D           Page 5 of 7 Pages



- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


- --------------------------------------------------------------------------------
   3   SEC USE ONLY


- -------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

- -------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


- -------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

- --------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            115,760
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             161,820
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             115,760
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       161,820
- --------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       277,850
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.9%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                            Page 6 of 7 Pages

          J. Morton Davis,  D.H. Blair Holdings,  Inc. ("Blair  Holdings"),
          D.H. Blair Investment Banking Corp. ("Blair Investment"), and Rosalind Davidowitz (collectively, the "Reporting Parties") hereby amend the following items in their statement on Schedule 13D relating to the common stock, $.001 par value ("shares") of Advanced Detectors, Inc. (the "Issuer") as follows:

Item 2. (c) is hereby amended in its entirety as follows:

          Mr. Davis is an investment banker and sole shareholder of Blair Investment, a broker-dealer registered under the Securities Exchange Act of 1934. Prior to May 1, 1996, Blair Holdings was solely owned by Mr. Davis, and Blair Investment was a wholly-owned subsidiary of Blair Holdings. As of May 1, 1996, Blair Holdings merged into Blair Investment, with Blair Investment being the surviving corporation. Ms. Davidowitz is a private investor.

Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 12, Rosalind Davidowitz used her personal funds to purchase an additional 11,537 shares at an approximate total purchase price of $8,839.02.

Item 4. is hereby partially amended by deleting the first two sentences and and substituting the following sentence therein:

          This Amendment is filed solely to report that Blair Holdings has ceased to be a beneficial owner of more than five percent of the Issuer's securities as a result of its merger into its subsidiary, Blair Investment.

Item 5. (a) is hereby amended in its entirety as follows:

          As of May 1, 1996, Mr. Davis may be deemed to beneficially own 2,112,201 shares or 52.1% of the Issuer's shares issued and outstanding as follows: (i) 1,308,885 shares owned directly by Blair Investment, (ii) 150,000 warrants (4) owned directly by Blair Investment, (iii) 25,736 warrants (5) owned directly by Blair Investment, (iv) a Warrant (6) to purchase 350,000 shares owned directly by Blair Investment, (v) 75,900 shares owned directly by Parliament Hill Corporation (7), (vi) 48,500 shares and 37,420 warrants (8) owned directly by Parliament Hill Capital Corporation and (vii) 115,760 shares directly owned by Rosalind Davidowitz (9).

          As of May 1, 1996, Blair Investment may be deemed to beneficially own 1,834,621 shares or 45.7% of the Issuer's shares as indicated in
          (i) - (iv) above, and Blair Holdings is no longer a beneficial owner of any of the Issuer's shares.

          As of May 1, 1996, Rosalind Davidowitz may be deemed to beneficially own 277,580 shares or 7.9% of the Issuer's shares as indicated in
          (v) - (vii) above.
___________________________________________________________________________
(4) Each warrant entitles Blair Investment to purchase one share at a price of $2.40 per share, exercisable from January 30, 1992 to January 30, 1997.
(5) Each warrant entitles Blair Investment to purchase one share at a price of $13.90 per share exercisable from March 1, 1993 to March 1, 1998.
(6) This Warrant entitles Blair Investment to purchase 350,000 shares at $1.00 per share exercisable from July 13, 1995 to July 13, 1999.
(7) Parliament Hill Corporation ("PHC") is a private corporation of which Rosalind Davidowitz beneficially owns approximately 72.6%, and Blair Investment beneficially owns approximately 18%. Parliament Hill Capital Corporation ("PHCC") is a wholly-owned subsidiary of PHC.
(8) Each warrant entitles PHCC to purchase one share at a price of $14.25 per share until April, 1997.
(9) Although Mr. Davis is including securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz or Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.

                                                          Page 7 of 7 pages


Item 5. (c) is hereby amended by adding the following paragraphs and table thereto:

          During the previous sixty days, Rosalind Davidowitz made the following transaction in the Issuer's shares:

                           Amount            Price of       Purchase
          Date           of Shares            Share         or Sale
          ---------------------------------------------------------
          3/06/96          6,537               .77          Purchase


          As of May 1, 1996, Blair Holdings was merged into its subsidiary, Blair Investment and is no longer in existence.

          None of the other Reporting Parties have made any transactions in the Issuer's securities in the previous sixty days.


Item 5. (e) is hereby amended by adding the following paragraph thereto:

          On May 1, 1996, Blair Holdings ceased to be a beneficial owner of more than five percent of the Issuer's securities.


                                   SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                         /s/ J. Morton Davis
Date:    May 2, 1996                   _____________________________
         New York, New York             J. Morton Davis






                                        D.H. BLAIR HOLDINGS, INC.


                                         /s/ David Nachamie
Date:    May 2, 1996                 by_____________________________
         New York, New York              David Nachamie
                                         Treasurer




                                       D.H. BLAIR INVESTMENT BANKING CORP.


                                           /s/ David Nachamie
Date:    May 2, 1996                  by_____________________________
         New York, New York              David Nachamie
                                         Treasurer